UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

((Exact Name of Registrant as Specified in its Charter)

Block B, XingKe Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                          No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                           No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 11, 2006, eLong, Inc. (the “Company”) issued a press release regarding its first quarter 2006 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on May 11, 2006, the Company’s management team hosted a conference call to discuss the earnings press release. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on May 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 12, 2006	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

Exhibit 99.1

eLong Reports First Quarter 2006 Unaudited Financial Results

BEIJING, China –May 11, 2006 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2006.

Business Highlights

Highlights for the first quarter of 2006:

•	Travel revenues increased 47% year-over-year and decreased 5% sequentially to RMB53.3 million (US$6.7 million), and total revenues improved 53% year-over-year and decreased 10% sequentially to RMB58.4 million (US$7.3 million);

•	Hotel commissions increased 46% year-over-year and decreased 8% sequentially to RMB42.1 million (US$5.3 million);

•	Air ticketing commissions increased 115% year-over-year and 6% sequentially to RMB8.0 million (US$999,000); air ticketing represented 15% of total travel revenues in the first quarter as compared to 10% in the same period one year ago as the Company continues to diversify from its hotel revenue base;

•	Operating loss decreased 8% year-over-year and remained unchanged sequentially at RMB14.2 million (US$1.8 million); and

•	As of March 31, 2006, the Company’s cash balance and restricted cash and cash equivalents were US$131.4 million, including restricted cash and cash equivalents of US$9.6 million.

“We are pleased to report that eLong has achieved strong first quarter results with healthy year-over-year growth,” said Tom SooHoo, CEO of eLong. “In addition, eLong continues to bring cutting-edge products and services to the Chinese market, such as the launch of the 360-degree hotel virtual tour capability and a vastly expanded international hotel offering on our site, aimed towards offering our customers the most enriching and convenient online travel booking experience.”

Business Results

Total revenues for the first quarter ended March 31, 2006, were RMB58.4 million (US$7.3 million), an increase of 53% from RMB38.1 million (US$4.6 million) reported in the same period in 2005, and a decrease of 10% from RMB64.8 million (US$8.0 million) reported in the fourth quarter of 2005.

Revenue from hotel commissions for the first quarter of 2006 totaled RMB42.1 million (US$5.3 million), an increase of 46% from RMB28.9 million (US$3.5 million) year-over-year, and a decrease of 8% from RMB45.6 million (US$5.6 million) sequentially.

The year-over-year increase in hotel commissions was primarily due to higher room volumes accompanied by higher hotel commission per room night. Hotel room nights booked through eLong increased 30% to 666,000 in the first quarter from 513,000 in the corresponding period a year ago. The sequential decrease in hotel commissions was due to the traditionally low season during the first quarter Chinese New Year holidays, which resulted in an 8% decline in hotel room nights compared to 724,000 room nights in the fourth quarter of 2005.

Hotel commissions per room night were RMB63 in the first quarter of 2006, up 13% from RMB56 in the corresponding period a year ago, and remained unchanged from the fourth quarter of 2005. The year-over-year increase was mainly due to higher commissions associated with increased volume.

“In the first quarter we further expanded our hotel inventory. As of March 31 2006, we offered our customers a choice of hotel rooms at discounted rates in 3,220 hotels in 278 cities across Greater China as compared to 2,660 hotels in 220 cities at the end of the first quarter of 2005, reflecting our continuing efforts to provide a greater selection of travel products and services to our customers. We are also pleased to introduce two new product enhancements which are firsts in China, including 360 degree virtual online hotel tours and eLong customer access to Expedia’s market leading international hotel inventory via the eLong platform,” said Frank Zheng, Vice President of Travel Services.

Revenues from air ticketing commissions during the first quarter of 2006 totaled RMB8.0 million (US$999,000), an increase of 115% from RMB3.7 million (US$449,000) year-over-year, and an increase of 6% from RMB7.6 million (US$936,000) sequentially. Volume in air segment sales continued to grow with 218,000 air segments sold in the first quarter of 2006, an increase of 112% from 103,000 in the corresponding period a year ago and 1% higher than the 215,000 sold in the fourth quarter of 2005. Revenue per air ticket was RMB37 in the first quarter of 2006 as compared to RMB36 in the corresponding period one year ago and RMB35 in the fourth quarter of 2005. The sequential increase was primarily due to an increase in the average air ticket price.

“Year-over-year growth in air ticketing revenues was primarily driven by the acquisition of new air customers, increased sales of air tickets to eLong’s existing hotel customer base and better product offerings. One of eLong’s key initiatives in 2006 is to invest in our air infrastructure,” explained Andy Clayton, Vice President of Air.

Other travel revenue in the first quarter of 2006 was RMB3.2 million (US$404,000), a decrease of 13% from RMB3.7 million (US$448,000) year-over-year, and an increase of 10% from RMB2.9 million (US$365,000) sequentially. The year-over-year decrease was due to lower revenues from Ray Time as a result of closing unprofitable projects and the sequential increase was mainly driven by seasonal uptick in vacation package sales for travel during the Chinese New Year holidays.

Gross margins in the first quarter of 2006 were 77%, unchanged from the corresponding period a year ago and down from 82% in the fourth quarter of 2005. The sequential decrease in gross margins was due to lower first quarter hotel revenues, increased revenue contribution from the air ticketing business, which has lower gross margins than the hotel business, and a sequential reduction in non travel revenue.

Service development, sales and marketing and general and administrative expenses for the first quarter of 2006 totaled RMB52.6 million (US$6.6 million), an increase of 43% from RMB36.7 million (US$4.4 million) year-over-year, and a decrease of 13% from RMB60.1 million (US$7.5 million) sequentially.

Service development expenses were RMB10.6 million (US$1.3 million) in the first quarter of 2006, an increase of 35% from RMB7.9 million (US$949,000) year-over-year, and a decrease of 17% from RMB12.7 million (US$1.6 million) sequentially. The year-over-year increase reflects increased investments to support the eLong.com website and the Company’s air, hotel and vacation package businesses. The sequential decrease was due to lower compensation and recruiting expenses in the first quarter as compared to the fourth quarter of 2005.

Sales and marketing expenses were RMB24.5 million (US$3.1 million) in the first quarter of 2006, an increase of 17% from RMB20.9 million (US$2.5 million) year-over-year, and a decrease of 21% from RMB31.0 million (US$3.8 million) in the fourth quarter of 2005. The year-over-year rise was due to increases in business volume and customer acquisition. The sequential decrease was due to reduced sales and marketing efforts in the first quarter due to the Chinese New Year holidays. Sales and marketing expenses in the first quarter of 2006 were 42% of revenues as compared to 55% in the corresponding period a year ago and 48% in the fourth quarter of 2005.

General and administrative expenses were RMB17.5 million (US$2.2 million) in the first quarter of 2006, an increase of 120% from RMB8.0 million (US$962,000) year-over-year, and an increase of 7% from RMB16.4 million (US$2.0 million) sequentially. The year-over-year and sequential increases were primarily due to additional professional fees and headcount expenses.

Operating loss in the first quarter of 2006 was RMB14.2 million (US$1.8 million), as compared with an operating loss of RMB15.5 million (US$1.9 million) in the corresponding period of 2005 and RMB14.2 million (US$1.8 million) in the fourth quarter of 2005.

Other income, which represents interest income, unrealized exchange gains/losses and other non operating income/expenses, was RMB4.3 million (US$532,000) for the first quarter of 2006, as compared to other income of RMB5.4 million (US$647,000) in the corresponding period one year ago, and other income of RMB6.5 million (US$805,000) in the fourth quarter of 2005. The sequential decrease in other income was primarily due to a higher unrealized exchange loss on the translation for financial reporting purposes of eLong’s US dollar denominated cash deposits into Renminbi. The unrealized exchange loss was RMB6.8 million (US$845,000) in the first quarter of 2006 as compared to an unrealized exchange loss of RMB2.4 million (US$302,000) in the fourth quarter of 2005.

The Company recorded a net loss of RMB10.4 million (US$1.3 million) for the first quarter of 2006, compared to a net loss of RMB9.8 million (US$1.2 million) in the corresponding period a year ago, and a net loss of RMB8.7 million (US$1.1 million) in the fourth quarter of 2005. The US GAAP diluted loss per ADS for the first quarter of 2006 was RMB0.42 (US$0.052), compared to US GAAP diluted loss per ADS of RMB0.40 (US$0.049) in the corresponding period a year ago and US GAAP diluted loss per ADS of RMB0.34 (US$0.042) in the fourth quarter of 2005. Adjusted loss for the first quarter of 2006 (a non-GAAP measure) was RMB1.3 million (US$166,000), compared to adjusted loss of RMB3.5 million (US$424,000) in the year earlier period and adjusted loss of RMB1.9 million (US$237,000) in the fourth quarter of 2005. Diluted adjusted loss per ADS for the fourth quarter (also a non-GAAP measure) was RMB0.06 (US$0.007), compared to diluted adjusted loss per ADS of RMB0.14 (US$0.018) in the corresponding period a year ago and diluted adjusted loss per ADS of RMB0.08 (US$0.009) in the fourth quarter of 2005. Please refer to the attached table for a reconciliation of net loss and diluted loss per ADS under US GAAP to adjusted loss and basic and diluted adjusted loss per ADS.

As of March 31, 2006, the Company’s cash and cash equivalents balance was US$131.4 million, including restricted cash and cash equivalents of US$9.6 million.

“At this early stage of the online travel market in China, we will continue to focus on growth as eLong gains market share from traditional channels,” said Derek Palaschuk, Chief Financial Officer of eLong.

“While we will continue to focus on optimizing our cost structure, we believe our current level of investment in the business is appropriate as we expect it to further strengthen our competitive position.”

Management Announcements

Thomas Zheng was appointed as Vice President of Human Resources effective April 18, 2006. Prior to joining eLong Mr. Zheng served as Vice President of Human Resources for Linktone Ltd.

Business Outlook

eLong expects travel revenues for the second quarter of 2006 within the range of RMB60 million (US$7.5 million) to RMB65 million (US$8.1 million), an increase of 30% to 41% from the second quarter of 2005, and total revenues of RMB65 million (US$8.1 million) to RMB70 million (US$8.7 million), an increase of 28% to 38% from the second quarter of 2005. We expect the operating loss in the second quarter of 2006 to be less than the operating loss of RMB14.2 million (US$1.8 million) in the first quarter of 2006.

Note to the Financial Statements

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss the first quarter 2006 earnings at 8:00pm Eastern Time, May 11, 2006 (Beijing/Hong Kong time: May 12, 2006 at 8:00am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is +1 800 365 8460. The dial-in number for Hong Kong participants is +852 2258 4000. The toll number for international participants is +1 210 795 0492. The pass code for all participants is eLong.

A replay of the call will be available for 1 day between 9:15pm Eastern Time on May 11, 2006 and 9:15pm Eastern Time on May 12, 2006. The toll-free number for U.S. callers is +1 888 562 6490. The dial-in number for international callers is +1 203 369 4591. The pass code for the replay is 759350.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with the travel reservation services. eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
	RMB	RMB	RMB
Revenues
Hotel commissions	42,084	45,580	28,907
Airticketing commissions	8,009	7,551	3,723
Other travel revenue	3,242	2,948	3,712

Total travel revenue	53,335	56,079	36,342
Non travel	5,062	8,752	1,727

Total revenues	58,397	64,831	38,069

Cost of services	13,403	11,386	8,622

Gross profit	44,994	53,445	29,447

Operating expenses
Service development	10,579	12,723	7,853
Sales and marketing	24,517	30,981	20,880
General and administrative	17,521	16,431	7,962
Stock-based compensation *	3,053	3,626	6,073
Amortization of intangibles	265	189	245
Business tax and surcharges	3,280	3,705	1,925

Total operating expenses	59,215	67,655	44,938

Loss from operations	(14,221)	(14,210)	(15,491)
Other income	4,265	6,495	5,354

Loss before income tax expense	(9,956)	(7,715)	(10,137)
Income tax expense	531	1,193	—
Minority interest	(83)	(243)	(314)

Net loss	(10,404)	(8,665)	(9,823)

Basic loss per share	(0.21)	(0.17)	(0.20)
Diluted loss per share	(0.21)	(0.17)	(0.20)

Basic loss per ADS	(0.42)	(0.34)	(0.40)
Diluted loss per ADS	(0.42)	(0.34)	(0.40)

Shares used in computing basic net loss per share	50,354	50,311	48,279
Shares used in computing diluted net loss per share	50,354	50,311	48,279

Note *: Adoption of FAS123 (Revised) Share-based Payment does not have material impact on the consolidated financial statements.

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
	US$	US$	US$
Revenues
Hotel commissions	5,250	5,648	3,493
Airticketing commissions	999	936	449
Other travel revenue	404	365	448

Total travel revenue	6,653	6,949	4,390
Non travel	631	1,084	209

Total revenues	7,284	8,033	4,599

Cost of services	1,672	1,411	1,041

Gross profit	5,612	6,622	3,558

Operating expenses
Service development	1,320	1,577	949
Sales and marketing	3,058	3,839	2,523
General and administrative	2,186	2,036	962
Stock-based compensation *	381	449	734
Amortization of intangibles	33	23	30
Business tax and surcharges	409	459	233

Total operating expenses	7,387	8,383	5,431

Loss from operations	(1,775)	(1,761)	(1,873)
Other income	532	805	647

Loss before income tax expense	(1,243)	(956)	(1,226)
Income tax expense	66	148	—
Minority interest	(10)	(30)	(38)

Net loss	(1,299)	(1,074)	(1,188)

Basic loss per share	(0.026)	(0.021)	(0.025)
Diluted loss per share	(0.026)	(0.021)	(0.025)

Basic loss per ADS	(0.052)	(0.042)	(0.049)
Diluted loss per ADS	(0.052)	(0.042)	(0.049)

Shares used in computing basic net loss per share	50,354	50,311	48,279
Shares used in computing diluted net loss per share	50,354	50,311	48,279

Note *: Adoption of FAS123 (Revised) Share-based Payment does not have material impact on the consolidated financial statements.

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB8.0167 on March 31,2006 USD1.00 = RMB8.0702 on December 31, 2005 and USD1.00 = RMB8.2765 on March 31, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
	RMB	RMB	US$	US$
ASSETS
Current assets
Cash and cash equivalents	976,939	988,560	121,863	122,495
Restricted cash equivalents	76,667	76,177	9,563	9,439
Total Accounts receivable, net	36,377	34,655	4,538	4,294
Investment securities	192	260	24	32
Prepaid expenses and other current assets	11,212	9,982	1,399	1,237

Total current assets	1,101,387	1,109,634	137,387	137,498
Equipment and software, net	34,505	33,306	4,304	4,127
Goodwill	34,083	34,083	4,251	4,223
Intangibles	4,870	4,806	607	596
Other non-current assets	6,553	6,508	817	806
Deferred tax assets	84	84	10	10

Total assets	1,181,482	1,188,421	147,376	147,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	93,309	88,013	11,641	10,906
Advances from customers	898	736	112	91
Short term loans	2,000	6,000	249	743
Business and other taxes payable	2,184	3,004	272	372

Total current liabilities	98,391	97,753	12,274	12,112
Deferred Tax Liabilities	132	132	16	16

Total liabilities	98,523	97,885	12,290	12,128

Minority interest	1,545	1,628	192	202

Shareholders’ equity
Ordinary shares	4,169	4,167	520	516
Additional paid-in capital	1,192,552	1,216,879	148,758	150,787
Other equity items	862	(26,441)	107	(3,276)
Accumulated deficit and other comprehensive income	(116,169)	(105,697)	(14,491)	(13,097)

Total shareholders’ equity	1,081,414	1,088,908	134,894	134,930

Total liabilities and shareholders’ equity	1,181,482	1,188,421	147,376	147,260

eLong, Inc.

RECONCILIATION OF US GAAP LOSS AND EPS TO NON-GAAP ADJUSTED LOSS AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
	RMB	RMB	RMB
Net loss	(10,404)	(8,665)	(9,823)

Amortization of non-cash stock-based compensation	3,053	3,626	6,073
Amortization of intangibles	265	189	245
Other non-cash compensation	(1,011)	505	—
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	6,775	2,439	—

Adjusted loss	(1,322)	(1,906)	(3,505)

Basic adjusted loss per share	(0.03)	(0.04)	(0.07)
Diluted adjusted loss per share	(0.03)	(0.04)	(0.07)

Basic adjusted loss per ADS	(0.06)	(0.08)	(0.14)
Diluted adjusted loss per ADS	(0.06)	(0.08)	(0.14)

Shares used in computing adjusted basic loss per share	50,354	50,311	48,279
Shares used in computing adjusted diluted loss per share	50,354	50,311	48,279

eLong, Inc.

RECONCILIATION OF US GAAP LOSS AND EPS TO NON-GAAP ADJUSTED LOSS AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005
	US$	US$	US$
Net loss	(1,299)	(1,074)	(1,188)

Amortization of non-cash stock-based compensation	381	449	734
Amortization of intangibles	33	23	30
Other non-cash compensation	(126)	63	—
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	845	302	—

Adjusted loss	(166)	(237)	(424)

Basic adjusted loss per share	(0.003)	(0.005)	(0.009)
Diluted adjusted loss per share	(0.003)	(0.005)	(0.009)

Basic adjusted loss per ADS	(0.007)	(0.009)	(0.018)
Diluted adjusted loss per ADS	(0.007)	(0.009)	(0.018)

Shares used in computing adjusted basic loss per share	50,354	50,311	48,279
Shares used in computing adjusted diluted loss per share	50,354	50,311	48,279

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net loss and adjusted diluted loss per ADS, which are adjusted from results based on US GAAP to exclude the impact of (1) amortization of non-cash compensation expense, (2) amortization and impairment of intangible assets and goodwill,and (3) unrealised foreign exchange gains and losses on the conversion of eLong’s US$ denominated net monetary assets/liabilities into Renminbi. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.